Exhibit 99.3

ESCROW AGREEMENT

This Escrow Agreement dated this 4th day of December 2023 (the “Escrow Agreement”), is entered into by and among U Power Limited, a company organized under the laws of the Cayman Islands (the “Company”), Univest Securities, LLC, (the “Placement Agent”) and Ortoli Rosenstadt LLP, as escrow agent (“Escrow Agent”); each a “Party” and collectively, the “Parties”.

RECITALS

WHEREAS, the Company proposes to sell an aggregate of 10,000,000 Units (each a “Unit” and collectively, the “Units”), each consisting of one ordinary share of the Company, par value US$0.0000001 per share (each an “Ordinary Share” and collectively, the “Ordinary Shares”), one warrant to purchase one Ordinary Share (each a “Series A Warrant” and collectively, the “Series A Warrants”), and one warrant to purchase one Ordinary Share (each a “Series B Warrant”, and collectively, the “Series B Warrants”; and together with the Series A Warrants, the “Warrants”), at an offering price of $1.20 per Unit (the “Offering”) to two investors (each an “Investor” and collectively, the “Investors”); and

WHEREAS, upon the closing of the Offering, the Company has agreed to deposit an aggregate amount of Three Million Dollars ($3,000,000) from the proceeds of the Offering to be received by the Company with the Escrow Agent in an escrow account, to be held and disbursed by the Escrow Agent pursuant to the terms and conditions of the Escrow Agreement. The funds deposited in the Escrow Account, as such amount may be released or returned pursuant to Section 1.2 hereof, are referred to as the “Escrow Funds.”

NOW, THEREFORE, in consideration of the premises, and further consideration of the covenants set forth hereafter, it is hereby agreed mutually as follows:

ARTICLE 1

ESCROW DEPOSIT

1.1. Receipt of Escrow Funds.

(a) Upon execution of this Escrow Agreement and upon the Closing of the Offering, the Company shall cause to be deposited $3,000,000 into a United States Dollar denominated account (the “Escrow Account”) established by the Escrow Agent. The Escrow Account is set forth below:

Bank:	City National Bank
Address:	400 Park Avenue, 2nd Floor
New York, NY 10022
ABA#	026 013 958
Swift Code:	CINAUS6L

Account Title:	Ortoli Rosenstadt LLP
Account No.:	682 022 779

(b) The Escrow Agent will hold the Escrow Funds in escrow upon the terms and conditions set forth in this Escrow Agreement and shall not disburse funds from the Escrow Account except as provided herein.

1.2. Release of the Escrow Funds. The Escrow Funds shall be paid by the Escrow Agent in accordance with the following:

(a)	In the event that the Placement Agent delivers to the Escrow Agent a Written Direction in a form as set forth on Exhibit A, that an Investor exercises any or all of the Series B Warrants for an alternative cashless exercise thereunder and the Market Price as of the date of such Notice of Exercise (as defined in the Series B Warrants) is less than the Floor Price (as defined in the Series B Warrants) and provides the Escrow Agent in writing with the economic difference (the “Economic Difference”), which shall be equal to (A) the number of ordinary shares that would have been delivered using the Market Price if no Floor Price existed, minus (B) the number of ordinary shares delivered using the Floor Price multiplied by (C) the daily VWAP on the applicable date of the Notice of Exercise or ((A-B)*C), the Escrow Agent shall promptly return, from the Escrow Funds, an amount equal to the Economic Difference to the Investor. In addition, each Investor (if one or more Investors are affiliates (as defined in Rule 405 under the Securities Act of 1933, as amended), such affiliated Investors shall be deemed to be as one Investor for purpose of this Section 1.2(a) only) shall only be entitled to receive, during the term of this Agreement, an aggregate amount of Economic Difference of up to $1,500,000, except that only when one Investor has exercised all their Series B Warrants, the other Investor shall be entitled to receive the Economic Difference up to the Escrow Funds then remaining.

(b)	In the event that the Placement Agent delivers to the Escrow Agent a Written Direction that 95% of the total amount of the Series B Warrants issued and outstanding as of the date of this Agreement have been exercised prior to the Termination Date, the Escrow Agent shall promptly release any Escrow Funds remaining to the Company.

(c)	The Escrow Agent shall promptly release any Escrow Funds remaining to the Company at 5:00 P.M. Eastern Time on the 90th day after the date hereof. If such 90th day is not a business day, the Escrow Agent shall promptly release the Escrow Funds to the Company on the next business day.

(d)	In the event that any dispute shall arise among the Parties in connection with the Escrow Fund prior to the Termination Date (as defined herein), or if the Escrow Agent shall in good faith be in doubt as to what action it should take hereunder, the Escrow Agent may, at its option, refuse to take any action hereunder for so long as such dispute continues or such doubt exists or until (1) the rights of the Parties shall have been fully and finally adjudicated by a court of competent jurisdiction or (2) all differences and all doubt resolved by an agreement among the Company, the Investors and the Placement Agent, and the Escrow Agent shall have been notified thereof in writing thereof by an authorized representative of each of the Parties. In addition, in the event of any such dispute or doubt, the Escrow Agent shall have the right to tender into the registry or custody of any court having jurisdiction any part of or all of the Escrow Fund. Upon such tender, the parties to this Escrow Agreement agree that the Escrow Agent shall be discharged from all further duties under this Escrow Agreement. In addition, the Company agrees to reimburse the Indemnified Parties (as defined in Section 3.1 herein) for any and all expenses (including the fees and disbursements of counsel chosen by the Indemnified Parties), loss, claim, damage, and liability, as such expenses, loss, claim, damage, and liability are incurred by the Indemnified Parties that arise out of its performance under this Section 1.2(d), which reimbursement shall promptly be paid by the Company upon demand thereof.

1.3. Written Direction and Other Instruction. With respect to any Written Direction or any other notice, direction or other instruction required to be delivered by a Party to the Escrow Agent under this Escrow Agreement, the Escrow Agent is authorized to follow and rely upon any and all such instructions given to it from time to time if the Escrow Agent believes, in good faith, that such instruction is genuine and to have been signed by an authorized representative of such Party. The Escrow Agent shall have no duty or obligation to verify that the person who sent such instruction is, in fact, a person duly authorized to give instructions on behalf of a Party, other than to verify that the signature of the authorized representative on any such instruction appears to be the signature of such person. Each Party acknowledges and agrees that it is fully informed of the protections and risks associated with the various methods of transmitting instructions to the Escrow Agent, and that there may be more secure methods of transmitting instructions other than the method selected by such Party. The Escrow Agent shall have no responsibility or liability for any loss which may result from:

(i) any action taken or not taken by the Escrow Agent in good faith reliance on any such signatures or instructions;

(ii) as a result of a Party’s reliance upon or use of any particular method of delivering instructions to the Escrow Agent, including the risk of interception of such instruction and misuse by third parties; or

(iii) any officer or authorized representative of a Party named in an incumbency certificate, Exhibit B-1 or Exhibit B-2 delivered hereunder prior to actual receipt by the Escrow Agent of a more current incumbency certificate.

1.4. Delivery and Authentication of Written Direction.

(a) A Written Direction must be delivered to the Escrow Agent by one of the delivery methods set forth in Section 4.3.

(b) Each Party and the Escrow Agent hereby agree that the following security procedures will be used to verify the authenticity of a Written Direction delivered by any Party to the Escrow Agent under this Escrow Agreement:

(i) The Written Direction must include the name and signature of the person delivering the disbursement request to the Escrow Agent. The Escrow Agent will check that the name and signature of the person identified on the Written Direction appears to be the same as the name and signature of an authorized representative of such Party;

(ii) The Escrow Agent will make a telephone call to an authorized representative of the Party purporting to deliver the Written Direction (which authorized representative may be the same as the authorized representative who delivered the Written Direction) at any telephone number for such authorized representative as set forth on Exhibit B-1 or Exhibit B-2, as applicable, to obtain oral confirmation of delivery of the Written Direction. If the Written Direction is a joint written notice of the Parties, the Escrow Agent shall call back an authorized representative of both of those Parties; and

(iii) If the Written Direction is sent by email to the Escrow Agent, the Escrow Agent also shall review such email address to verify that it appears to have been sent from an email address for an authorized representative of such Party as set forth on Exhibit B-1 or Exhibit B-2, as applicable, or from an email address for a person authorized under Exhibit B-1 or Exhibit B-2, as applicable, to email a Written Direction to the Escrow Agent on behalf of the authorized representative ).

(c) Each Party acknowledges and agrees that given its particular circumstances, including the nature of its business, the size, type and frequency of its instructions, transactions and files, internal procedures and systems, the alternative security procedures offered by the Escrow Agent and the security procedures in general use by other customers and banks similarly situated, the security procedures set forth in this Section 1.4 are a commercially reasonable method of verifying the authenticity of a payment order in a Written Direction.

(d) The Escrow Agent is authorized to execute, and each Party expressly agrees to be bound by any payment order in a Written Direction issued in its name (and associated funds transfer) (i) that is accepted by the Escrow Agent in accordance with the security procedures set forth in this Section 1.4, whether or not authorized by such Party and/or (ii) that is authorized by or on behalf of such Party or for which such Party is otherwise bound under the law of agency, whether or not the security procedures set forth in this Section 1.4 were followed, and to debit the Escrow Account for the amount of the payment order. Notwithstanding anything else, the Escrow Agent shall be deemed to have acted in good faith and without negligence, gross negligence or misconduct if the Escrow Agent is authorized to execute the payment order under this Section 1.4. Any action taken by the Escrow Agent pursuant to this Section 1.4 prior to the Escrow Agent’s actual receipt and acknowledgement of a notice of revocation, cancellation or amendment of a Written Direction shall not be affected by such notice of revocation, cancellation or amendment of a Written Direction.

(e) The security procedures set forth in this Section 1.4 are intended to verify the authenticity of payment orders provided to the Escrow Agent and are not designed to, and do not, detect errors in the transmission or content of any payment order. The Escrow Agent is not responsible for detecting an error in the payment order, regardless of whether either Party believes the error was apparent, and the Escrow Agent is not liable for any losses arising from any failure to detect an error.

(f) When instructed to credit or pay a party by both name and a unique numeric or alpha-numeric identifier (e.g. ABA number or account number), the Escrow Agent, and any other banks participating in the funds transfer, may rely solely on the unique identifier, even if it identifies a party different than the party named. Each Party agrees to be bound by the rules of any funds transfer network used in connection with any payment order accepted by the Escrow Agent hereunder.

(g) The Escrow Agent shall not be obliged to make any payment requested under this Escrow Agreement if it is unable to validate the authenticity of the request by the security procedures set forth in this Section 1.4. The Escrow Agent’s inability to confirm a payment order may result in a delay or failure to act on that payment order. Notwithstanding anything else in this Escrow Agreement, the Escrow Agent shall not be required to treat a payment order as having been received until the Escrow Agent has authenticated it pursuant to the security procedures in this Section 1.4 and shall not be liable or responsible for any losses arising in relation to such delay or failure to act.

1.5. Termination. This Escrow Agreement shall terminate at 5:00 P.M. Eastern Time on the 90th day after the date hereof (“Termination Date”), at which time the Escrow Agent is authorized and directed to disburse the Escrow Funds in accordance with Section 1.2 (Release of Escrow Funds) and this Escrow Agreement shall be of no further force and effect, except that the provisions of 3.1(Indemnification) and 3.2 (Limitation of Liability) hereof shall survive termination.

ARTICLE 2

DUTIES OF THE ESCROW AGENT

2.1. Scope of Responsibility. Notwithstanding any provision to the contrary, the Escrow Agent is obligated only to perform the duties expressly and specifically set forth in this Escrow Agreement, which shall be deemed purely ministerial in nature. Under no circumstances will the Escrow Agent be deemed to be a fiduciary to either Party or any other person under this Escrow Agreement or otherwise. The Escrow Agent will not be responsible or liable for the failure of either Party to perform in accordance with this Escrow Agreement. The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of the terms and conditions of any other agreement, instrument, or document other than this Escrow Agreement, whether or not an original or a copy of such agreement has been provided to the Escrow Agent; and the Escrow Agent shall have no duty to know or inquire as to the performance or nonperformance of any provision of any such agreement, instrument, or document. References in this Escrow Agreement to any other agreement, instrument, or document are for the convenience of the parties and the Escrow Agent has no duties or obligations with respect thereto. The Escrow Agent acts hereunder as escrow agent only, and is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of the subject matter of this Escrow Agreement or any part thereof. The Escrow Agent shall have no responsibilities (except as expressly set forth herein) as to the validity, sufficiency, value, genuineness, ownership or transferability of the Escrow Funds, written instructions, or any other documents in connection therewith, and will not be regarded as making nor be required to make, any representations thereto. This Escrow Agreement sets forth all matters pertinent to the escrow contemplated hereunder, and no additional obligations of the Escrow Agent shall be inferred or implied from the terms of this Escrow Agreement, any other agreement or otherwise.

2.2. Rights of the Escrow Agent. No provision of this Escrow Agreement shall require the Escrow Agent to expend or risk its own funds or otherwise incur any financial liability or potential financial liability in the performance of its duties or the exercise of its rights under this Escrow Agreement. The Escrow Agent shall not be obligated to take any legal action or to commence any proceedings in connection with this Escrow Agreement or any property held hereunder or to appear in, prosecute or defend in any such legal action or proceedings. The Escrow Agent shall be protected in acting upon any written instruction, notice, request, waiver, consent, certificate, receipt, authorization, power of attorney or other paper or document which the Escrow Agent in good faith believes to be genuine and what it purports, to be, including, but not limited to, items requesting or authorizing release, disbursement or retainage of the subject matter of this Escrow Agreement and items amending the terms of this Escrow Agreement.

2.3. Attorneys and Agents. The Escrow Agent shall be entitled to rely on and shall not be liable for any action taken or omitted to be taken by the Escrow Agent in accordance with the advice of counsel or other professionals retained or consulted by the Escrow Agent. The Escrow Agent shall be reimbursed as set forth in Section 3.1 for reasonable and documented compensation (fees, expenses and other costs) paid and/or reimbursed to such counsel and/or professionals. The Escrow Agent may perform any and all of its duties through its agents, representatives, attorneys, custodians, and/or nominees and shall not be responsible for the acts or omissions of such agents, representatives, attorneys, custodians or nominees appointed with due care.

2.4. Right Not Duty Undertaken. The permissive rights of the Escrow Agent to do things enumerated in this Escrow Agreement shall not be construed as duties.

ARTICLE 3

PROVISIONS CONCERNING THE ESCROW AGENT

3.1. Indemnification. The Parties, jointly and severally, hereby indemnify and defend the Escrow Agent and its directors, officers, employees and agents (collectively, the “Indemnified Parties”), and hold the Indemnified Parties harmless from any and against all liabilities, losses, actions, suits or proceedings at law or in equity, and any other expenses, fees or charges of any character or nature, (including, without limitation, negative interest, reasonable and documented attorney’s fees and expenses and the costs of enforcement of this Escrow Agreement or any provision thereof), which an Indemnified Party may incur or with which it may be threatened by reason of acting as or on behalf of the Escrow Agent under this Escrow Agreement or arising out of the existence of the Escrow Account, except to the extent the same shall be have been finally adjudicated to have been directly caused by the Escrow Agent’s gross negligence or willful misconduct. Notwithstanding the foregoing, the Company agrees to reimburse the Indemnified Parties for any and all expenses (including the fees and disbursements of counsel chosen by the Indemnified Parties), loss, claim, damage, and liability, as such expenses, loss, claim, damage, and liability are incurred by the Indemnified Parties that arise out of its performance under Section 1.2(d) herein, which reimbursement shall promptly be paid by the Company upon demand thereof. The terms of this paragraph shall survive termination of this Escrow Agreement.

3.2. Limitation of Liability. THE ESCROW AGENT SHALL NOT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY (I) DAMAGES, LOSSES OR EXPENSES ARISING OUT OF OR IN CONNECTION WITH THIS ESCROW AGREEMENT, THE ESCROW ACCOUNT, THE ESCROW FUNDS, OR THE SERVICES PROVIDED HEREUNDER, OTHER THAN DAMAGES, LOSSES OR EXPENSES WHICH HAVE BEEN FINALLY ADJUDICATED TO HAVE DIRECTLY RESULTED FROM THE ESCROW AGENT’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, (II) SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES OR LOSSES OF ANY KIND WHATSOEVER (INCLUDING WITHOUT LIMITATION LOST PROFITS), EVEN IF THE ESCROW AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES AND REGARDLESS OF THE FORM OF ACTION, OR (III) ANY AMOUNT IN EXCESS OF THE VALUE OF THE ESCROW FUNDS.

3.3. Resignation or Removal. The Escrow Agent may, at any time, resign as escrow agent hereunder by furnishing written notice of its resignation to each Party. At the effectiveness of such resignation, all fees and expenses to which the Escrow Agent is entitled shall be immediately due and payable to Escrow Agent. The Parties may remove the Escrow Agent by furnishing to the Escrow Agent a joint written notice of its removal along with payment of all fees and expenses to which it is entitled through the date of termination. Such resignation or removal, as the case may be, shall be effective thirty (30) days after the delivery of such notice or upon the earlier appointment of a successor, and it will be the Escrow Agent’s responsibility to safely keep the Escrow Funds and to deliver the same to a successor escrow agent as shall be appointed by the Parties, as evidenced by a joint written notice filed with the Escrow Agent or in accordance with a court order. In addition, the Escrow Agent agrees to fully cooperate with any such successor escrow agent, including but not limited to, providing all necessary information, records, and documentation related to the Escrow Account, and executing any necessary instruments or documents required for the transfer of the Escrow Funds to the successor. If the Parties have failed to appoint a successor escrow agent prior to the expiration of thirty (30) days following the delivery of such notice of resignation or removal, the Escrow Agent shall be entitled, at its sole discretion and at the expense of Company and, to (a) return the Escrow Funds to Company, or (b) petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon the Parties.

3.4. Compensation. (a) The Escrow Agent shall be entitled to compensation for its services as stated in the fee schedule attached hereto as Exhibit C, which compensation shall be paid by the Company.

The terms of this Section 3.4 shall survive termination of this Escrow Agreement.

3.5. Disagreements. If any conflict, disagreement or dispute arises between, among, or involving any of the parties hereto concerning the meaning or validity of any provision hereunder or concerning any other matter relating to this Escrow Agreement, or the Escrow Agent is in doubt as to the action to be taken hereunder, the Escrow Agent may, at its option, refuse to act until the Escrow Agent (a) receives a final non-appealable order of a court of competent jurisdiction directing delivery of the Escrow Funds or (b) receives a written instruction, executed by each of the parties involved in such disagreement or dispute, in a form reasonably acceptable to the Escrow Agent, directing delivery of the Escrow Funds. The Escrow Agent will be entitled to act on any such written instruction or final, non-appealable order of a court of competent jurisdiction without further question, inquiry or consent. The Escrow Agent may file an interpleader action in a state or federal court, and upon the filing thereof, the Escrow Agent will be relieved of all liability as to the Escrow Funds and will be entitled to recover reasonable and documented out-of-pocket attorneys’ fees, expenses and other costs incurred in commencing and maintaining any such interpleader action. In the event the Escrow Agent receives conflicting instructions hereunder, the Escrow Agent shall be fully protected in refraining from acting until such conflict is resolved to the satisfaction of the Escrow Agent.

3.6. Attachment of Escrow Funds; Compliance with Legal Orders. In the event that any Escrow Funds shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the Escrow Funds, the Escrow Agent is hereby expressly authorized, in its sole discretion, to respond as it deems appropriate or to comply with all writs, orders or decrees so entered or issued, or which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction. In the event that the Escrow Agent obeys or complies with any such writ, order or decree it shall not be liable to any Party or to any other person, firm or corporation, should, by reason of such compliance notwithstanding, such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

3.7. Force Majeure. The Escrow Agent shall not be responsible or liable for any failure or delay in the performance of its obligation under this Escrow Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; wars; acts of terrorism; civil or military disturbances; sabotage; epidemic; riots; interruptions; loss or malfunctions of utilities including but not limited to, computer (hardware or software), payment systems, or communications services; accidents; labor disputes; acts of civil or military authority or governmental action; it being understood that the Escrow Agent shall use commercially reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as reasonably practicable under the circumstances.

ARTICLE 4

MISCELLANEOUS

4.1. Successors and Assigns. This Escrow Agreement shall be binding on and inure to the benefit of each Party and the Escrow Agent and their respective successors and permitted assigns. No other persons shall have any rights under this Escrow Agreement. No assignment of the interest of any of the Parties and the Escrow Agent shall be binding unless and until written notice of such assignment shall be delivered to the other Party and the Escrow Agent and shall require the prior written consent of the other Party and the Escrow Agent (such consent not to be unreasonably withheld).

4.2. Escheat. Each Party is aware that under applicable state law, property which is presumed abandoned may under certain circumstances escheat to the applicable state. The Escrow Agent shall have no liability to either Party or any other party, should any or all of the Escrow Funds escheat by operation of law.

4.3. Notices. All notices, requests, demands, and other communications required under this Escrow Agreement shall be in writing, in English, and shall be deemed to have been duly given if delivered (i) personally, (ii) by facsimile transmission with written confirmation of receipt, (iii) by overnight delivery with a reputable national overnight delivery service, (iv) by mail or by certified mail, return receipt requested, and postage prepaid, or (v) by electronic transmission; including by way of e-mail (as long as such email is accompanied by a PDF or similar version of the relevant document bearing the signature of an authorized representative for the Party sending the notice) with email confirmation of receipt. If any notice is mailed, it shall be deemed given five business days after the date such notice is deposited in the United States mail. If notice is given to a party, it shall be given at the address for such party set forth below. It shall be the responsibility of each Party to notify the Escrow Agent in writing of any name or address changes. In the case of communications delivered to the Escrow Agent, such communications shall be deemed to have been given on the date received by the Escrow Agent.

If to Company:

U Power Limited

2F, Zuoan 88 A, Lujiazui,

Shanghai, People’s Republic of China

Attention: Jia Li

Email: Johnny.Li@upincar.com

with a copy to (which shall not constitute notice)to:

Hunter Taubman Fischer & Li LLC

950 Third Avenue, 19th Floor

New York, New York 10022

Attention: Ying Li, Esq.

E-mail: yli@htflawyers.com

with a copy (which shall not constitute notice) to:

Ortoli Rosenstadt LLP

366 Madison Avenue, 3rd Floor

New York, NY 10017

Attn: William S. Rosenstadt, Esq.

  Mengyi “Jason” Ye, Esq.

Fax: 212-588-0022

Email: wsr@orllp.legal

     jye@orllp.legal

If to Placement Agent:

Univest Securities, LLC

75 Rockefeller Plaza #1838

New York, NY 10019

Attention: Yi (Edric) Guo, Chief Executive Officer

Email: yguo@univest.us

with a copy to Placement Agent’s Counsel at:

Ortoli Rosenstadt LLP

366 Madison Avenue, 3rd Floor

New York, NY 10017

Attn: William S. Rosenstadt, Esq.

  Mengyi “Jason” Ye, Esq.

Fax: 212-588-0022

Email: wsr@orllp.legal

     jye@orllp.legal

If to the Escrow Agent:

Ortoli Rosenstadt LLP

366 Madison Avenue, 3rd Floor

New York, NY 10017

Attn: William S. Rosenstadt, Esq.

  Mengyi “Jason” Ye, Esq.

Fax: 212-588-0022

Email: wsr@orllp.legal

     jye@orllp.legal

4.4. Governing Law. This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to any laws relating to choice of laws (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

4.5. Venue. Each Party and the Escrow Agent hereby consent to the exclusive personal jurisdiction of the courts located in New York in the event of a dispute arising out of or under this Escrow Agreement. Each Party and the Escrow Agent hereby irrevocably waives any objection to the laying of the venue of any suit, action or proceeding and irrevocably submits to the exclusive jurisdiction of such court in such suit, action or proceeding.

4.6. Entire Agreement. This Escrow Agreement and the exhibits hereto set forth the entire agreement and understanding of the parties related to the Escrow Funds and supersedes all prior agreements and understandings, oral or written. If a court of competent jurisdiction declares a provision invalid, it will be ineffective only to the extent of the invalidity, so that the remainder of the provision and Escrow Agreement will continue in full force and effect.

4.7. Amendment. This Escrow Agreement may be amended, modified, supplemented, superseded, rescinded, or canceled only by a written instrument executed by the Parties and the Escrow Agent.

4.8. Waivers. The failure of any party to this Escrow Agreement at any time or times to require performance of any provision under this Escrow Agreement shall in no manner affect the right at a later time to enforce the same performance. A waiver by any party to this Escrow Agreement of any such condition or breach of any term, covenant, representation, or warranty contained in this Escrow Agreement, in any one or more instances, shall neither be construed as a further or continuing waiver of any such condition or breach nor a waiver of any other condition or breach of any other term, covenant, representation, or warranty contained in this Escrow Agreement.

4.9. Interpretation. Section headings of this Escrow Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions of this Escrow Agreement. Unless otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Any references to an Exhibit is a reference to an Exhibit of this Escrow Agreement.

4.10. Electronic Signatures; Facsimile Signatures; Counterparts. This Escrow Agreement may be executed in one or more counterparts. Such execution of counterparts may occur by manual signature, electronic signature, facsimile signature, manual signature transmitted by means of facsimile transmission or manual signature contained in an imaged document attached to an email transmission, and any such execution that is not by manual signature shall have the same legal effect, validity and enforceability as a manual signature. Each such counterpart executed in accordance with the foregoing shall be deemed an original, with all such counterparts together constituting one and the same instrument. The exchange of executed copies of this Escrow Agreement or of executed signature pages to this Escrow Agreement by electronic transmission, facsimile transmission or as an imaged document attached to an email transmission shall constitute effective execution and delivery hereof. Any copy of this Escrow Agreement which is fully executed and transmitted in accordance with the terms hereof may be used for all purposes in lieu of a manually executed copy of this Escrow Agreement and shall have the same legal effect, validity and enforceability as if executed by manual signature.

4.11. Waiver of Jury Trial. EACH OF THE PARTIES HERETO EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY IN RESOLVING ANY CLAIM OR COUNTERCLAIM RELATING TO OR ARISING OUT OF THIS ESCROW AGREEMENT.

[The remainder of this page left intentionally blank.]

IN WITNESS WHEREOF, this Escrow Agreement has been duly executed as of the date first written above.

U Power Limited

By:
Name:
Title:

Univest Securities, LLC

By:
Name:	Yi (Edric) Guo
Title:	Chief Executive Officer

Ortoli Rosenstadt LLP, as Escrow Agent

By:
Name:	William Rosenstadt
Title:	Managing Partner

EXHIBIT A

Form of Written Direction

[Form to be provided by the Placement Agent, provided that any alternative form contains substantially all information in the table below]

Example for reference purposes only:

[date]
Ortoli Rosenstadt LLP
366 Madison Avenue, 3rd Floor
New York, NY 10017
Attention: [name]

Re: Escrow Account No.: [##], [escrow account name]

Ladies and Gentlemen:

Reference is made to the Escrow Agreement, dated as of _______, 20__ entered into by and among U Power Limited (“Company”), Univest Securities, LLC (“Placement Agent”) and Ortoli Rosenstadt LLP, as escrow agent (the “Escrow Agent”). Capitalized terms defined in the Escrow Agreement shall have the same meanings when used herein. This letter is a Written Direction referred to in Section 1.2(a) of the Escrow Agreement.

On _______, 20__, _______ exercised _______ Series B Warrants for an alternative cashless exercise thereunder. The Market Price as of the date of such Notice of Exercise (as defined in the Series B Warrants) was _______, and therefore was less than the Floor Price (as defined in the Series B Warrants).

Pursuant to the Series B Warrants, the Company shall pay to the Investor the Economic Difference (as defined in the Series B Warrants) in cash in the amount of $_________, which amount is equal to (A) the number of ordinary shares that would have been delivered using the Market Price if no Floor Price existed, minus (B) the number of ordinary shares delivered using the Floor Price multiplied by (C) the daily VWAP on the applicable date of the Notice of Exercise or ((A-B)*C).

The Placement Agent hereby instructs the Escrow Agent to release the funds in the Escrow Account in the amounts, and to the account(s), as follows:

Amount:
Beneficiary Bank Name:
Beneficiary Bank Address:

ABA#:
SWIFT#:
Beneficiary Account Title:
Beneficiary Account No./IBAN:
Beneficiary Address:

Additional Information:

Univest Securities, LLC

By:
Name:
Title:

cc:  U Power Limited

EXHIBIT B

EXHIBIT B-1

CERTIFICATE AS TO AUTHORIZED SIGNATURES

OF COMPANY

Company hereby designates each of the following persons as its authorized representative for purposes of this Escrow Agreement, and confirms that the title, contact information and specimen signature of each such person as set forth below is true and correct. Each such authorized representative is authorized to initiate and approve transactions of all types for the Escrow Account established under this Escrow Agreement to which this Exhibit B-1 is attached, on behalf of Company.

Name (print):
Specimen Signature:
Title:
Telephone Number (required): If more than one, list all
E-mail (required): If more than one, list all
Facsimile:

Name (print):
Specimen Signature:
Title:
Telephone Number (required): If more than one, list all
E-mail (required): If more than one, list all
Facsimile:

Name (print):
Specimen Signature:
Title:
Telephone Number (required): If more than one, list all
E-mail (required): If more than one, list all
Facsimile:

EXHIBIT B-2

CERTIFICATE AS TO AUTHORIZED SIGNATURES

OF PLACEMENT AGENT

Placement Agent hereby designate each of the following persons as its authorized representative for purposes of this Escrow Agreement, and confirms that the title, contact information and specimen signature of each such person as set forth below is true and correct. Each such authorized representative is authorized to initiate and approve transactions of all types for the Escrow Account established under this Escrow Agreement to which this Exhibit B-2 is attached, on behalf of Placement Agent.

Name (print):
Specimen Signature:
Title:
Telephone Number (required): If more than one, list all
E-mail (required): If more than one, list all
Facsimile:

Name (print):
Specimen Signature:
Title:
Telephone Number (required): If more than one, list all
E-mail (required): If more than one, list all
Facsimile:

Name (print):
Specimen Signature:
Title:
Telephone Number (required): If more than one, list all
E-mail (required): If more than one, list all
Facsimile:

EXHIBIT C

Fees of Escrow Agent

$50,000, payable upon execution of the Escrow Agreement